UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 14, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **DEALING IN SECURITIES BY A PRESCRIBED OFFICER AND DIRECTOR OF A MAJOR SUBSIDIARY OF ANGLOGOLD ASHANTI LIMITED**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

DEALING IN SECURITIES BY A PRESCRIBED OFFICER AND DIRECTOR OF A MAJOR SUBSIDIARY OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that a prescribed officer and director of a major subsidiary company of AngloGold Ashanti have dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66.

DEALING IN SECURITIES BY A PRESCRIBED OFFICER

The transactions by the prescribed officer were pursuant to a sign-on award. In terms of the award, the prescribed officer received AngloGold Ashanti shares to the value of US$900,000 with 50% of the award having vested on 1 April 2020, and the balance vesting on 1 April 2021.

The number of shares allocated has been calculated using the five-day volume weighted average price of the JSE AngloGold Ashanti share price as well as the five-day USD/ZAR exchange rate prior to 1 April 2019.

Vesting date	Value of shares (USD)	Value of shares (ZAR) [1]	Number of AngloGold Ashanti shares [2]
1 April 2020	450,000	6,513,255	32,475
1 April 2021	450,000	6,513,255	32,476
Total	**900,000**	**13,026,510**	**64,951**

(1) Exchange rate five-day USD/ZAR exchange rate prior to 1 April 2019: 1 USD: 14.4739 ZAR
(2) JSE five-day VWAP prior to 1 April 2019: ZAR200.56

The Company has awarded the first tranche of the sign-on bonus to the prescribed officer as detailed below, following an on-market purchase of AngloGold Ashanti shares by the Company:

Name of prescribed officer	Pierre Chenard
Name of company	AngloGold Ashanti Limited
Nature of transaction	Off market award of the first tranche of the sign-on bonus
Class of security	Ordinary shares
Date of transaction	12 May 2020
Number of shares purchased and awarded	32,475
Price per share	R478.0560

Value of transaction (excluding brokerage and other fees)	R15,524,868.60
Nature and extent of interest	Direct beneficial
Prior clearance to deal	Obtained

Shares sold to settle tax costs

The shares sold by the prescribed officer was to settle taxes related to sign-on shares awarded in terms of the sign-on bonus, as detailed below:

Name of prescribed officer	Pierre Chenard
Name of company	AngloGold Ashanti Limited
Date of transaction	12 May 2020
Nature of transaction	On-market sale of shares
Class of security	Ordinary Shares
Number of shares sold	19,281
Price per share	R476.1178
Value of transaction (excluding brokerage and other fees)	R9,180,027.30
Nature and extent of interest	Direct, Beneficial
Prior clearance to deal	Obtained

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

Details of the transaction are provided below:

Name of director	Michael Kirkwood
Name of company	AngloGold Ashanti Limited
Date of transaction	12 May 2020
Nature of transaction	On-market sale of American Depositary Receipts
Class of security	American Depositary Receipts*
Number of ADRs purchased	12,000
Volume-weighted Average Price per ADR including commission and fees	US$26.43204166
Value of transaction	US$317,184.50
Nature and extent of interest	Direct beneficial
Prior clearance to deal	Obtained

*1 American Depositary Receipt is equivalent to 1 AngloGold Ashanti ordinary share

ENDS

14 May 2020

Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite	**+27 11 637 6388/+27 83 301 2481**	cnthite@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors
Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555**	sbrockman@anglogoldashanti.com
Yatish Chowthee	**+27 11 637 6273 / +27 78 364 2080**	yrchowthee@anglogoldashanti.com
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322**	fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 14, 2020

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance